Exhibit 99.1

Envigado, September 24, 2024

NEWS FROM DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT

Almacenes Éxito S.A. ("Éxito", "the Company") informs its shareholders and the market in general that the Board of Directors approved the appointment of Luz María Ferrer Serna as Vice-President of Commercial and Supply of the Company.

Luz María is an Administrative Engineer from Universidad Escuela de Ingeniería de Antioquia and has an MBA from EAFIT University; she has nearly 20 years of experience in the Company, during which time she has held different positions in the commercial area. For almost five years she has been in charge of the FMCG Products Management - PGC.

This appointment follows the resignation of Carlos Ariel Gómez Gutiérrez, who had been serving in that position since September 2015.

The appointment of Luz María Ferrer Serna as the new Vice-President of Commercial and Supply of the Company will be effective as of October 1, 2024. Carlos Ariel Gómez Gutierrez will hold the position until September 30, 2024.